August 21, 2007

Mail Stop 6010

*By U.S. Mail and facsimile to (212) 849-4612*

Ronald L. Hoffman
President and Chief Executive Officer
Dover Corporation
280 Park Avenue
New York, NY

> **Re:** **Dover Corporation**
> **Definitive 14A**
> **Filed March 6, 2007**
> **File No. 001-04018**

Dear Mr. Hoffman:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 13

Executive Compensation Policy and Objectives, page 17

1.      Please expand your discussion in this section as well as in the section discussing your medium-term and long-term compensation to better explain what an SSAR is and the differences between it and stock options.  For example, why are SSARs "much easier" for the company and the employee to administer?

2.      We note your disclosure on page 15 regarding the TCM database.  Identify all the companies with which you are engaged in benchmarking compensation of your named executive officers.  To the extent you are benchmarking against *all* the companies in the database, identify all of the companies and discuss in your disclosure the degree to which the compensation committee considered such companies comparable to you.

Annual Bonus, page 16

3.      Please expand the last sentence of the first paragraph to specify the performance metrics applicable to the 50% portion of the bonus referred to and better describe what is meant by "advance[ing] appropriate succession plans."

4.      With respect to your discussion of your bonus incentive plan, we note that you have not provided quantitative disclosure of the "pre-established annual performance goals" to be achieved in order for your executive officers to earn such bonuses.  Similarly, with respect to your discussion on page 17 of your cash performance awards, we note that while you have discussed the applicable performance parameters for the named executive officers, e.g. real growth in earnings per share and after-tax return on equity for your CEO and CFO, you have not provided quantitative disclosure of the "specified financial performance criteria" for such parameters that named executive officers must achieve in order to earn such compensation.  Please provide such disclosure.  To the extent you believe that the disclosure of the performance goals is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion.  Please also disclose how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.  We note your statement in the fourth paragraph page 16 that the compensation committee sets the numerical performance goals at levels it believes provide a "reasonable bonus opportunity with an incentive for substantial upside for achievement of greater than 100% of the goals." General statements such as these regarding the level of difficulty or ease associated with achieving performance goals are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for

you to achieve the target levels or other factors, please provide as much detail as necessary without providing information that would result in competitive harm.

5.      You disclose in the penultimate paragraph on page 16 that after the potential bonus for each participant is calculated the compensation committee then considers "all other factors in the annual performance of each participant" and has discretion to set the amount of a participant's annual bonus.  Discuss the specific factors considered for each of the named executive officers and why the compensation committee's discretion to award a participant a bonus in excess of the bonus he might otherwise receive from achieving various numerical performance goals is consistent with the overall objectives of your compensation plan.

6.      You indicate on the bottom of page 16 that it is your intention that the amount of bonus paid to any participant under the bonus incentive plan for any year will approximate the amount of bonus that would be paid to that participant under the company's traditional bonus program.  Please explain in greater detail the purpose of the bonus incentive plan, how it is different from the traditional bonus plan and why you offer such program given that it appears to replicate the financial incentives of the traditional bonus program.

Medium-Term and Long-Term Compensation, page 17

7.      Describe the "few select situations" where adjustments are made to the performance criteria or the method of calculating the payout with the approval of the compensation committee.

Other Executive Officer Benefits, page 19

8.      Expand your disclosure of the supplemental executive retirement plan, the deferred compensation plan and the perquisites described on page 20 to include a more thorough discussion of clauses (i), (ii) and (iv) through (vi) of Item 402(b)(1) of Regulation S-K with respect to each of these elements of compensation.  For example, your disclosure does not currently appear to discuss why you choose to have a supplemental executive retirement plan, how you have determined the amount to pay in the plan and how it fits into your overall compensation objectives and affects decisions regarding other elements.

9.      You indicate that with respect to your pension and similar benefit programs, you set a target at the median of comparable companies.  Please identify the comparable companies.

Summary Compensation Table, page 22

10.     We note the significant difference in the amount of bonus and option compensation received by Mr. Hoffman and the differences between the amounts of non-equity incentive plan compensation received by Messrs. Ropp and Sandker as compared to the other named executive officers. Please expand your disclosure to discuss such differences and the reasons for them. See the last paragraph of section II.B.1 of Securities Act Release 33-8732A.

Pension Plan, page 26

11.     The disclosure in this section is dense and difficult to understand. For example, in the first paragraph on the top of page 27, please refrain from using overly technical business terminology and instead use definite, concrete and everyday words consistent with the guidelines discussed in Section VI of Securities Act Release 33-8732A.

        Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

Perry J. Hindin
Special Counsel